STAKOOL, INC.

18565 SOLEDAD CANYON RD., SUITE #153

CANYON COUNTRY, CA 91351

January 3, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:

Stakool, Inc.

Dear Linda Cvrkel:

Below are the responses to your comments as to your letter of December 29, 2010,

1. We note your comments concerning the PCAOB revoking the registration of Larry O’Donnell, CPA, P.C.

We concur with your comment and accordingly, the Company will file a Form 8K, Item 4.01 dismissing the prior auditor and will include in the same 8-K hiring of the new auditor.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kyle Gotshalk

-------------------------------------------

President, Stakool, Inc.